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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Techfaith Wireless Communication Technology Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G84383101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This Amendment No. 1 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: Defu Dong

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People’s Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		249,250,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		249,250,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	249,250,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	37.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: Helio Glaze Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		83,500,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		83,500,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	83,500,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: Huo’s Offshore Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,483,190 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		27,483,190 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,483,190 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: The Faith’s Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,016,810 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		56,016,810 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,016,810 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS: HSBC International Trustee Limited (as trustee for Huo’s Offshore Trust, The Faith’s Trust and other trusts which ultimately own ordinary shares of the Issuer)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		383,509,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		383,509,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	383,509,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	58.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1(a). NAME OF ISSUER:
 China Techfaith Wireless Communication Technology Limited (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
 3/F., M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
 Defu Dong
 Helio Glaze Limited (the “Record Holder”)
 Huo’s Offshore Trust (the “Huo Trust”)
 The Faith’s Trust (the “Faith Trust”)
 HSBC International Trustee Limited (the “Trustee”) (as trustee for Huo Trust, Faith Trust and other trusts which ultimately own ordinary shares of the Issuer)
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
 Defu Dong
 3/F., M8 West, No.1 Jiu Xian Qiao East Road
 Chao Yang District, Beijing 100016
 People’s Republic of China
 Helio Glaze Limited
 P.O. Box 916, Woodbourne Hall
 Road Town, Tortola
 British Virgin Islands
 Huo’s Offshore Trust
 Compass Point, 9 Bermudiana Road
 Hamilton HM11
 Bermuda
 The Faith’s Trust
 Compass Point, 9 Bermudiana Road
 Hamilton HM11
 Bermuda
 HSBC International Trustee Limited
 Compass Point, 9 Bermudiana Road
 Hamilton HM11
 Bermuda

ITEM 2(c).	CITIZENSHIP:

Defu Dong is a PRC citizen. The place of organization of the Record Holder is British Virgin Islands. Each of Huo Trust and Faith Trust is established under the law of the Cayman Islands. The place of organization of HSBC International Trustee Limited is British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
	Ordinary Shares
ITEM 2(e).	CUSIP NUMBER:
	G84383101
ITEM 3.	Not Applicable
ITEM 4.	OWNERSHIP:

					Shared
				Sole power	power to	Sole power to	Shared power
		Amount		to vote or	vote or to	dispose or to	to dispose or
	Reporting	beneficially	Percent of	direct	direct	direct the	to direct the
	Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
	Defu Dong	249,250,000	37.9%	0	249,250,000	0	249,250,000

	Helio Glaze Limited	83,500,000	12.7%	0	83,500,000	0	83,500,000

	Huo’s Offshore Trust	27,483,190	4.2%	0	27,483,190	0	27,483,190

	The Faith’s Trust	56,016,810	8.5%	0	56,016,810	0	56,016,810

	HSBC International Trustee Limited (as trustee for Huo’s Offshore Trust, The Faith’s Trust and other trusts which ultimately own ordinary shares of the Issuer)	383,509,655	58.3%	0	383,509,655	0	383,509,655

The Record Holder is the record owner of 83,500,000 ordinary shares of the Issuer. Defu Dong is the sole director of the Record Holder. The Record Holder is ultimately 67.09% and 32.91% owned by Faith Trust and Huo Trust, respectively. The Trustee acts as the trustee for each of Faith Trust and Huo Trust. Mr. Dong, the Record Holder, Faith Trust, Huo Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, the Record Holder disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 83,500,000 ordinary shares. Faith Trust and Huo Trust disclaim beneficial ownership of the shares beneficially owned by the Trustee other than 56,016,810 and 27,483,190 ordinary shares, respectively. Defu Dong disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 249,250,000 ordinary shares.

All shares are beneficially owned by the Trustee solely in its capacity as trustee of various trusts respectively. Apart from acting as trustee of the Trust, the Trustee also acts as the trustee of several other trusts which, together with the Trust, may be deemed to beneficially own a total of 383,509,655 ordinary shares of the Issuer. Accordingly, the Trustee, solely in its capacity as the trustee, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as a trustee. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. Each of the trusts and its wholly-owned subsidiary which is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

Mr. Dong is the sole director of both the Record Holder and Oasis Land Limited and may be deemed to beneficially own all ordinary shares of the Issuer that are directly owned by both companies. However, each of these companies and its holding companies disclaim any beneficial ownership of ordinary shares of the Issuer directly owned by the other company.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007

Defu Dong	/s/ Defu Dong

Defu Dong

Helio Glaze Limited	By:	/s/ Defu Dong

	Name:	Defu Dong
	Title:	Director

Huo’s Offshore Trust	For and on behalf of HSBC International Trustee Limited, as trustee for Huo’s Offshore Trust

	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui

	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Associate Director, Associate Director

The Faith’s Trust	For and on behalf of HSBC International Trustee Limited, as trustee for The Faith’s Trust

	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui

	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Associate Director, Associate Director

HSBC International Trustee Limited	For and on behalf of HSBC International Trustee Limited

	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui

	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Associate Director, Associate Director